SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

TABLE OF CONTENTS

Page
Signature	3

Announcement on the issue of short-term commercial papers dated February 27, 2006	4

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: February 28, 2006	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

3

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Announcement on the Issue of Short-term Commercial Papers

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all members of the board of directors of the Company confirm that the information contained in this announcement is true, accurate and complete, and severally and jointly accept full responsibility for any false statements, misleading representations or material omissions in this announcement.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The 6th meeting of the 5th session of the board of directors of the Company convened on December 7, 2005 considered and approved the Company’s proposal in respect of the issue of short-term commercial papers with a maximum aggregate principal amount of RMB2 billion (the “Issue”). The shareholders of the Company also approved the Issue at the 2006 first extraordinary general meeting convened on January 24, 2006.

The Company obtained an approval for filing from the People’s Bank of China’s document Fa[2006] No.35 “Notice of People’s Bank of China in respect of the short-term commercial papers issued by Sinopce Shanghai Petrochemical Company Limited” ( ), approving the Company’s issue of short-term commercial papers with an amount of RMB2 billion in multiple tranches by the end of February 2007. The Industrial and Commercial Bank of China Limited will be the lead underwriter. The short-term commercial papers will be placed to investors in the PRC interbank debenture market.

The Company issued the first tranche of the short-term commercial papers on February 27, 2006 with a total amount of RMB1 billion for a term of 270 days, with the unit face value at RMB100 and issue price at RMB97.78. The relevant documents in respect of the issue of short-term commercial papers are published on the Chinamoney.com.cn (www.chinamoney.com.cn) and Chinabond.com.cn (www.chinabond.com.cn), respectively.

By order of the Board
Zhang Jingming
Company Secretary

Shanghai, the PRC, February 27, 2006

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.